UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Medley Management Inc.

(Name of Issuer)

Class A common stock, $0.01 par value per share

(Title of Class of Securities)

58503T106

(CUSIP Number)

January 17, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58503T106

1.	NAMES OF REPORTING PERSONS Angelic Diaz Taube
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 500,000 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 500,000 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.4% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Pursuant to court approval of a marital settlement order for a divorce, on January 17, 2021, Ms. Taube acquired voting and dispositive power over 500,000 Class A units of limited partnership interest (“Medley LLC Units”) in Medley LLC, of which Medley Management Inc., a Delaware corporation (the “Issuer”), is the managing member. Pursuant to the terms of an exchange agreement, Medley LLC Units are exchangeable on a 1-for-1 basis for shares of Class A common stock, par value $0.01 per share (“Common Stock”) of the Issuer and have no expiration date. On January 19, 2021, Ms. Taube exchanged all 500,000 Medley LLC Units for 500,000 shares of Common Stock (the “Shares”), or 16.4% of the shares of Common Stock deemed issued and outstanding as of January 19, 2021. At the direction of Ms. Taube, the Shares were issued in the name of the Angelic D. Taube 2020 Revocable Trust (the “Trust”). As the sole trustee of the Trust, Ms. Taube has the full power and authority to amend or revoke the Trust and to retain, sell and vote the Shares.

(2)	The percent of class in Row 11 is based on 3,045,177 shares of Common Stock issued and outstanding as of January 19, 2021 as stated by the Issuer in its Current Report on Form 8-K filed with the SEC on January 19, 2021.

CUSIP No. 58503T106

1.	NAMES OF REPORTING PERSONS Angelic D. Taube 2020 Revocable Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 500,000 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 500,000 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.4% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	See footnote 1 on the previous page.

(2)	See footnote 2 on the previous page.

Item 1.

(a)	Name of Issuer Medley Management Inc.

(b)	Address of Issuer’s Principal Executive Offices 280 Park Avenue, 6th Floor East, New York, New York 10017

Item 2.

(a)	Name of Person Filing Angelic Diaz Taube, individually and as the sole trustee of the Angelic D. Taube 2020 Revocable Trust

(b)	Address of the Principal Office or, if none, residence c/o Putterman + Yu LLP, 345 California St., Suite 1160, San Francisco, CA 94104
(c)	Citizenship United States of America (the Angelic D. Taube 2020 Revocable Trust was organized in California)

(d)	Title of Class of Securities Class A common stock, par value $0.01 per share, of Medley Management Inc.
(e)	CUSIP Number 58503T106

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 500,000 (1)

(b)	Percent of class: 16.4% (2)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 500,000 (1)

	(ii)	Shared power to vote or to direct the vote 0

	(iii)	Sole power to dispose or to direct the disposition of 500,000 (1)

	(iv)	Shared power to dispose or to direct the disposition of 0

(1)	Pursuant to court approval of a marital settlement order for a divorce, on January 17, 2021, Ms. Taube acquired voting and dispositive power over 500,000 Class A units of limited partnership interest (“Medley LLC Units”) in Medley LLC, of which Medley Management Inc., a Delaware corporation (the “Issuer”), is the managing member. Pursuant to the terms of an exchange agreement, Medley LLC Units are exchangeable on a 1-for-1 basis for shares of Class A common stock, par value $0.01 per share (“Common Stock”) of the Issuer and have no expiration date. On January 19, 2021, Ms. Taube exchanged all 500,000 Medley LLC Units for 500,000 shares of Common Stock (the “Shares”), or 16.4% of the shares of Common Stock deemed issued and outstanding as of January 19, 2021. At the direction of Ms. Taube, the Shares were issued in the name of the Angelic D. Taube 2020 Revocable Trust (the “Trust”). As the sole trustee of the Trust, Ms. Taube has the full power and authority to amend or revoke the Trust and to retain, sell and vote the Shares.

(2)	The percent of class in Row 11 is based on 3,045,177 shares of Common Stock issued and outstanding as of January 19, 2021 as stated by the Issuer in its Current Report on Form 8-K filed with the SEC on January 19, 2021.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

Not applicable.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Exhibits:

Exhibit I:	Joint Filing Agreement, dated as of January 27, 2021, by and between Angelic Diaz Taube and Angelic D. Taube 2020 Revocable Trust.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated January 27, 2021

/s/ Angelic Diaz Taube
Angelic Diaz Taube

Angelic D. Taube 2020 Revocable Trust

By:	/s/ Angelic Diaz Taube
Angelic Diaz Taube, Sole Trustee

EXHIBIT I

JOINT FILING AGREEMENT

This Agreement confirms the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on the date hereof with respect to the beneficial ownership by the undersigned of the Class A common stock, par value $0.01 per share, of Medley Management Inc. is being filed, and all amendments thereto will be filed, on behalf of each person and entity named below, in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended.

Dated January 27, 2021

/s/ Angelic Diaz Taube
Angelic Diaz Taube

Angelic D. Taube 2020 Revocable Trust

By:	/s/ Angelic Diaz Taube
Angelic Diaz Taube, Sole Trustee